CERTIFICATE OF NOTIFICATION

                                    Filed by

                               GULF POWER COMPANY

Pursuant to orders of the Securities and Exchange Commission dated December 15, 1994, January 17, 1996, August 26, 1996, January 14, 1997, January 29, 1997,
February 5, 1997, June 10, 1997 and January 16, 1998 in the matter of File No. 70-8461.

                                                   --------------

Gulf Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows with respect to the transactions described particularly in Amendment No. 16 (Post-Effective No. 13) herein:

         1. On January 20, 1998, the issuance and sale by Gulf Power Capital Trust II , a Delaware statutory business trust (the "Trust"), of 1,800,000 of its 7.00% Cumulative Quarterly Income Preferred Securities (Liquidation amount $25 per Preferred Security) and all transactions relating thereto were carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         2. The issuance by the Company of $46,391,775 aggregate principal amount of its Series C 7.00% Junior Subordinated Notes (the "Junior Subordinated Notes") due December 31, 2037, pursuant to the Third Supplemental Indenture dated as of January 1, 1998, supplementing the Subordinated Note Indenture dated as of January 1, 1997, between the Company and The Chase Manhattan Bank, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.

         3. The execution by the Company of the Guarantee Agreement, dated as of January 1, 1998, providing for the guarantee by the Company of certain obligations of the Trust in respect of the Trust Preferred Securities was carried out in accordance with the terms and conditions of and for the purposes represented by the application, as amended, and of said orders with respect thereto.


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                                      - 2 -

         4.       Filed herewith are the following exhibits:

              Exhibit  A - Copy of the prospectus supplement with respect to the Trust Preferred Securities, dated January 13, 1998, and accompanying prospectus dated December 30, 1997. (Filed electronically January 14, 1998, in File Nos. 333-42033, 333-42033-01, and 333-42033-02.)

              Exhibit  B - Underwriting Agreement dated January 13, 1998.
                           (Designated in Form 8-K dated January 13, 1998, as
                           Exhibit 1.)

              Exhibit  C - Amended and Restated Trust Agreement dated as of
                           January 1, 1998. (Designated in Form 8-K dated January 13, 1998, as Exhibit 4.5.)

              Exhibit  D - Third Supplemental Indenture to the Subordinated
                           Note Indenture dated as of January 1, 1998, between the Company and The Chase Manhattan Bank, as trustee. (Designated in Form 8-K dated January 13, 1998, as
                           Exhibit 4.2.)

              Exhibit  E - Guarantee Agreement, dated as of January 1, 1998, with respect to Trust Preferred Securities.
                           (Designated in Form 8-K dated January 13, 1998, as
                           Exhibit 4.8.)

              Exhibit  F - Opinion of Beggs & Lane dated January 29, 1998.




Dated    January 29, 1998                   GULF POWER COMPANY



                                            By /s/Wayne Boston
                                                  Wayne Boston
                                               Assistant Secretary